Exhibit 19.1
Policy on Insider Information and Trading in Federal Realty Shares and other Securities

This Policy on Insider Information and Trading in Federal Realty Shares and other Securities provides guidelines about transaction in the shares and other securities of Federal Realty Investment Trust and the handling of confidential information about the company and its business and subsidiaries. When this Policy refers to the “company,” we generally mean Federal Realty Investment Trust and its subsidiaries. This Policy must be followed by all Trustees and employees of the company as described below.

As a Federal Realty Trustee and employee, you will frequently come into possession of “material” information that is generally not available to the investing public. Our policy is that you must maintain the confidentiality of all nonpublic or “inside” information and that you may not use it in connection with the purchase or sale of our shares or disclose it to family members or anyone else outside of the company.

MATERIAL INFORMATION

1. What is Material Information?

Information generally is considered “material” if its disclosure to the public would be reasonably likely to affect investors’ decisions to buy, sell or hold our shares or other securities or to affect the price of our securities. Some examples of material information include: (a) information concerning proposed transactions; (b) our revenues or earnings; (c) a significant change in management; (d) declaration of a dividend on our common shares or an increase in the rate of that dividend; and (e) the public or private sale of additional company shares. If you are unsure whether information you have is material or nonpublic, you must consult with the General Counsel before disclosing the information to anyone or trading in our shares or other securities.

2. Safeguarding Material Information.

Material information relating to our business or affairs, including, without limitation, unreleased financial results or information concerning possible acquisition, debt or equity transactions, must be kept in strict confidence. Material information may not be disclosed to the public in any form, including by being posted on Internet web sites, bulletin boards, blog sites or social media platforms or by sharing the information with family members or other people you know (sometimes referred to as “tipping”). Please remember that you are bound by the terms of the confidentiality agreement that you signed when you joined the company.

3. Authorized Release of Material Information.

To ensure that our confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public, including posting such information on the Internet or social media platforms, responding to inquiries from the media, analysts, shareholders or others outside of the company, and making recommendations regarding investments in the company. This matter is further addressed in the company’s Press Policy.

PROHIBITED TRADING ACTIVITIES

1. Hedging.

All Trustees and officers of the company are prohibited from directly or indirectly engaging in any "hedging" arrangement involving shares or options of the company or any other security issued by the company. “Hedging”

Exhibit 19.1
includes any transaction designed to offset or reduce exposure to the risk of price fluctuations in our shares, including but not limited to puts, calls, collars, forwards, exchange funds, prepaid variable forwards, equity swaps and other derivatives.

2. Pledging.

All Trustees and officers of the company are prohibited from directly or indirectly entering into any “pledging” transaction involving our shares, options or any other security exercisable of the company. "Pledging" includes the creation of any form of pledge, security interest, deposit, lien, other hypothecation or the holding of shares in a margin or other account that entitles a third-party to foreclose against, or otherwise sell, any equity securities in such account, whether with or without notice, consent, default or otherwise.

3. Trading Restrictions.

All Trustees and employees are prohibited from buying or selling securities on the basis of material non-public information. This prohibition extends to transactions in our shares as well as to transactions in securities of other companies with which we have a relationship, or with which we are engaged in discussions regarding possible transactions. Generally, a transaction can be considered “on the basis of” material non-public information if you were simply aware of the information at the time of the transaction.

4. Liability and Consequences.

The penalties under the securities laws for violating the insider trading provisions are severe. The courts can levy treble damages, fines, and criminal penalties (including prison terms) against persons who misuse inside information in connection with the purchase or sale of a security or who reveal confidential information to others who then trade on the basis of that information. Given the extremely serious nature of any violation of the insider trading provisions, the company wants to make clear that any Trustee or employee found to have committed such a violation will be subject to dismissal and to possible claims for any damages sustained by the company as a result of the activities of any Trustee or employee. Ultimately, you are personally responsible for any acts by you that constitute unlawful insider trading (which includes “tipping”), notwithstanding the rules on Black Out Periods and Trading Authorization in this Policy.

5. Black Out Periods.

Trustees and employees are not permitted to make open market purchases or sales of company shares or other securities, engage in a “cashless” exercise of options, gift or otherwise transfer shares, purchase additional shares through optional cash payments to the dividend reinvestment plan, liquidate shares held in a dividend reinvestment plan account or establish a 10b5-1 “safe harbor” trading plan during Black Out Periods. Quarterly Black Out Periods begin at the end of each fiscal quarter (close of business each of March 31, June 30, September 30 and December 31) and continue until 48 hours after the company has publicly announced operating results for the quarter or year. Trustees and employees will be notified each quarter when the Black Out Period starts and ends. Additional Black-Out Periods may be imposed from time to time on one or more Trustees or employees if the General Counsel deems it necessary, in her sole discretion.

The prohibition on trading during Black Out Periods does not apply to: (a) trades made pursuant to a binding 10b5-1 “safe harbor” trading program that was approved by the company and entered into by a Trustee or an employee while not in a Black Out Period and at a time when he/she was not in possession of material non-public information; (b) an employee making an irrevocable election to satisfy tax obligations on vesting of restricted shares through a “net settlement” process permitted under the terms of any award agreement, (c) an exercise of options where the Trustee or employee is satisfying payment of the option price in cash or other similar means and there is no sale of the underlying shares; or (4) such other situations as the General Counsel may determine, in her sole discretion, are not impacted by and not expected to impact the market price of the company’s shares.

6. Trading Authorization.

All company Trustees and employees must obtain written authorization from the General Counsel before you can: (a) make an open market purchase or sale of Trust shares; (b) engage in a “cashless” exercise of options; (c) gift or

Exhibit 19.1
otherwise transfer shares; (d) start, stop or change participation, including the making of optional cash payments, in the dividend reinvestment plan; (v) liquidate shares held in your dividend reinvestment plan account; or (vi) enter into a 10b5-1 “safe harbor” trading program. Trading authorization is not required for dividends automatically invested to purchase additional shares of the company in the dividend reinvestment plan after approval of an election to start the automatic investment of dividends or for execution of trades pursuant to a 10b5-1 safe harbor trading plan after that plan has been approved. The General Counsel’s decision on whether to approve a requested transaction is final and is in the sole discretion of the General Counsel.

Instructions on how to obtain authorization to trade, including necessary forms, are available on My Federal.

7. Trading by the Company.

From time to time, the company may engage in transactions in its own shares and other securities. It is the company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Trustees if required) when engaging in such transactions.

Initially Adopted: October 28, 2013
Readopted: December 2, 2021 (with UPREIT conversion)
Updated: December 18, 2023